January 13, 2011

VIA EDGAR

United States Securities
  and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Amanda Ravitz
                 Assistant Director

Re:          Internal Fixation Systems, Inc.
Registration Statement on Form S-1
Filed December 22, 2010
File No. 333-17008

Dear Ms. Ravitz:

Thank you for your January 7, 2011 letter regarding Internal Fixation Systems, Inc. (“IFS”).  Enclosed is a copy of IFS’s Form S-1/A, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of the Form S-1/A, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Facing Page

1.
Please revise to remove your reference to another “electronic Medium”.  Note that shares must, among other things, be quoted on the OTC Bulletin Board or listed on an exchange in order to be sold at prevailing market prices.  Other electronic mediums are not acceptable.  Revise your prospectus, including your plan of distribution, accordingly.

Response:  Complied with.  We have removed “or other electronic medium” from the face sheet and revised the Plan of Distribution accordingly

Risk Factors, page 2

2.
We note your response to prior comment 10.  However, please tell us what you mean by management information systems and enterprise resource planning systems.  We may have further comment after we review your response.

United States Securities and
  Exchange Commission
January 13, 2011

Response:  Our only Management Information System consists of a commercially available software program, QuickBooks.    We use various modules of QuickBooks including, inventory management, accounting and invoicing to support or activities.  We maintain industry standard backup of our data and since the program is web-based we are not exposed to on-site server risks.  We have no other enterprise resource planning systems in place other than that which is available within each module of Quickbooks.

If we are unable to successfully…

3.
Please revise to clarify, if true, that plates cannot be secured with generic screws.  Alternatively, if they can be secured with generic screws, please explain why it is necessary for you to manufacture plates.  In addition, please address whether you face additional risks by manufacturing plates used in medical procedures rather than limiting your products to screws.

Response:  Complied with.  We have revised the risk factor to clarify the relationship between the screws and plates.

We have no audit committee, page 5

4.	We note your response to prior comment 38. Please revise the heading of this risk factor to disclose that you do not have an audit committee financial expert.

Response:  Complied with.. We have changed the heading accordingly.

We may incur additional indebtedness, page 7

5.	We note your response to prior comments 7 and 12. With a view to disclosure, please tell us how the shareholders agreement was terminated. If there is a written agreement, please provide it to us.

Response:  Complied with.  A termination agreement was entered into among all of the shareholders on March 18, 2010. A copy of such agreement has been filed as an exhibit to the Registration Statement.(Exhibit 10.3)

Industry Overview, page 16

6.	Please provide us with copies of report of the U.S. Consumer Product Safety Commission and the U.S. Census Bureau, as requested in prior comment 15.

Response:  Complied with.  Attached are copies of the requested reports.

7.
We note your response to prior comment 16; however, it is unclear how you determined that the relevant data has not changed since 2007.  Please expand your analysis to explain.  Alternatively, please take and describe for us the appropriate steps necessary to confirm that the information you have cited remains accurate.

United States Securities and
Exchange Commission
January 13, 2011

Response:  Complied with.  Industry data is always a few years behind the current year.  At the current time, data for years later than 2007 is only available to the company at an exorbitant price.  As previously stated, based upon past history, the projections and data have not materially changed from year to year. We have no reason to believe that the market size for 2008, 2009 and 2010 have decreased and if anything we believe that the market has increased due to longevity. We included the data to demonstrate the size of the market. However, even if the data were to change for 2008 as compared to 2007 (which we do not believe is the case),  and even if there were to be a 20% decrease in the market and growth, the market  would still be a very large market and therefore we do not believe that any such change would adversely affect our company.

Competition, page 18

8.	Please clarify the function of the CNC Swiss-Turn Machine. For example, please explain whether the machine is used to create screws, plates or other products.

Response:  Complied with.  We have revised the section to clarify the function of the CNC Swiss Turn Machine is to create screws.

Sales of Unregistered Securities, page 20

9.	Please disclose the number of persons you reference in the second paragraph as an insubstantial number of persons.

Response:  Complied with.  We have removed the reference to an insubstantial number of persons and clarified above that the offering was made to one employee and one consultant.

10.
 Please tell us why you deleted the issuances of 1,520,000 and 480,000 shares in May 2010 from your disclosure in this section.  Also, reconcile your disclosure that you issued 1,999,000 shares to five individuals in April 2010 with your disclosure on page II-2.

Response:  Complied with.  We deleted the issuance of 1,520,000 and 480,000 shares in May 2010 from our disclosure section to more accurately reflect that the 2,000,000 shares was actually a forward split of the then outstanding 1000 shares.   We provide additional information about the forward split and the allocation of the shares on pages 35 and 36.  Finally, we have reconciled the issuances on page 20 and on page II-2.

Management’s Discussion and Analysis or Plan of Operation, page 22

United States Securities and
Exchange Commission
January 13, 2011

Critical Accounting Policies, page22

11.
 We note your response to comment 25.  However, it remains unclear to us why you consider many of your accounting policies to be critical accounting policies.  Also, we do not see any revisions to your accounting policy disclosures that discuss the nature of estimates and uncertainties about the estimates inherent to each individual policy and how estimates and different assumptions, methods or conditions might affect your financial statements.  For example, it is not clear why you list the Accounting Standards Codification, your cash policy and shipping and handling charge policy as critical.  Also, you did not revise the Accounts receivable, Property and equipment, Intangible Asset, and Impairment of Long Lived Assets, to explain why you consider them to be critical accounting policies. The disclosures merely repeat the policies from your significant policy footnote without elaboration. Accordingly, your disclosure does not conform to our expectations for the critical accounting policies disclosure. For each identified critical accounting policy, please revise the disclosure herein to describe the specific factors that in your vies makes each critical. Also, discuss the nature of the estimates and uncertainties about those estimates inherent to each policy, including how you make those estimates. Finally, discuss how different assumptions, methods or conditions might affect your financial statements. For further guidance, please refer to SEC interpretive release No. 33-8350

Response:  Complied with. We have added additional disclosure.

Results of Operations, Page 24

12.
We not that your discussion and analysis for selling , general and administrative expenses (SG&A) merely lists the significant components of SG&A, which an investor can readily determine by looking at the financial statements. In order to more clearly comply with Item 303 of Regulation S-K, quantify each individual significant factor contributing to changes in your financial statement line items to the extent practicable and explain why that factor changed. Management’s assessment as to how these changes are expected to affect future operations should also be presented where possible. For example, explain why sales commissions increased during he nine months ended September 30, 2010 while during the same period sales revenues decreased and discuss whether you believe this trend will continue.

Response:  Complied with.  We have included significant factors that contribute to the changes in our financial statement line items and explained in more detail why those factors changed.

13.
 We note the significant increase in inventory disclosed in your interim balance sheet and your discussion of the reasons for part of this increase in the penultimate paragraph on page 24.  Please expand your disclosure to quantify and clearly explain all of the reasons for the referenced increase in inventory.

Response:  Complied with.  We have expanded our disclosure to explain all of the reasons for the increases in inventory.

United States Securities and
Exchange Commission
January 13, 2011

Liquidity and Capital Resources, page 25

14.	Please expand your disclosure in response to prior comment 28 to describe more clearly your plans to raise at least $500,000.

Response:  Complied with. We have added additional clarifying language. Please note that at the current time, we have no specific plans for raising money.   It is our current intent to raise money through the issuance of securities, however, the type of security and issuance terms have not been established.   We have not yet identified a source of financing.

Directors, Executive Officers…Page 26

15.
You do not appear to have provided us objective support for your claims regarding Stephen Dresnick’s award as healthcare entrepreneur of the year by USA Today and Nasdaq, as requested in prior comment 31; therefore, to that extent we reissue the comment.

Response:  Complied with.  We have deleted the reference to Dresnick’s healthcare entrepreneur of the year award from his biography.

Advisory Board

16.	The status of your advisory board remains unclear from your response to prior comment 37. If you do not have an advisory board please provide the disclosure requested in our prior comment.

Response: Complied with. Currently, we do not currently have an advisory board.  We had anticipated moving forward with an advisory board, but it was contingent upon the effectiveness of our registration statement.  Any future advisory board will play no role in governance and will be used in the evaluation and development of products only.  We put the reference to the advisory board in the prior registration statement solely as overabundance of caution regarding disclosure.  We anticipate that we will have an advisory board in the future, but nothing has been formalized to date.

United States Securities and
Exchange Commission
January 13, 2011

Executive Compensation, page 29

17.	Please revise the total column for Kenneth West’s compensation in the table added in response to prior comment 40.

Response:  Complied with.  The table has been revised to update the total column for Kenneth West’s compensation

Selling Security Holders, page 33

18.
It remains unclear how you determined that the proposed offering may be characterized as a secondary offering.  Please expand your response to prior comment 43 to address; the percentage of your shares held by non-affiliates that are being registered; the percentage of shares being sold that were acquired in the bridge loan financing; the terms of the acquisition of the remaining shares by your selling shareholders; the length of time….

Response:  We understand now the staff position on equity kickers in debt transactions and the logic that would appear to us to make any offerings of stock issuable on the conversion of debt problematic as a secondary offering.

There was never any agreement or promise to the bridge note holders to register their shares or provide them with any registered shares. Nor were they looking to the shares as  the conduit by which their notes would be repaid. In fact, many of the notes have already been repaid.

To this end, we have removed the shares of all persons holding notes leaving only persons who, in a friends and family round, invested directly in the company’s common stock at a fixed price with the attendant full market risk. They made their respective investment because they were familiar with the Company’s business, believed in it and wanted to help the Company meet its objectives with a view that if the company was successful their investment could appreciate significantly.

The percentage  of our shares held by non-affiliates that are being registered is 8.5%.

The selling shareholders that are now registering shares purchased the stock on or about September 15, 2010 for $0.50/share and at the time of acquisition, there was no agreement, understanding or arrangement, directly or indirectly, with any person to resell the shares.

Certain Relationships and Related Transactions, page 36

19.	Please reconcile your disclosure regarding your subleases of facilities and equipment from related parties on page Q-10 with your revised disclosure in this section.

Response:  Complied with. Wording in Q-10 has been inserted into the disclosure on page 36.

United States Securities and
Exchange Commission
January 13, 2011

Certain Relationships and Related Transactions, page 36

20.
We note your response to prior comment 44 and reissue the comment. Please disclose all material terms of your related party transactions, including duration, termination provisions, interest rates and other relevant provisions. Refer to Item 404 of Regulation S-K.

Response:  Complied with. We have added the additional requested disclosure.

Rule 144, page 38

21.	It remains unclear how you determined that 1,000 shares may be sold under Rule 144 given the requirements in rule 144©(1). Please advise or revise.

Response:  We have revised the language to specify that no shares may be sold under Rule 144 until 90 days after the date that the Registration Statement is declared effective and have specified which shares will be subject to the restrictions that apply to affiliates

Financial Statements, September 30, 2010, page Q-1

Statements of Operations, page Q-3

22.
We note you presented the line item “Anti-diluted (loss) earnings per share.” Please delete this line item from this statement or tell how your presentation complies with U.S. GAAP, including FASB ASC 260

Response:  Complied with. This line item has been removed

Recent Sales of Unregistered Securities, page II-1

23.
Please reconcile your revised disclosure in this section that in September 2010, you issued 155,000 shares to 44 individuals with the statement of changes in stockholders’equity on page Q-4 of your interim financial statements

Response:  Pages II-1 and II-2 have been reworded to mirror paragraphs on page 20 & 21 of the S1 document. Paragraphs now all foot to schedule on page Q-4.

Exhibits

24.	It appears that the amended Exhibit 3.1 contains only the amendment and not the entire amended articles of incorporation; therefore we reissue prior comment 69

United States Securities and
Exchange Commission
January 13, 2011

Response:  Exhibit 3.1 has been changed with the addition of the entire amended Articles of Incorporation

25.
Refer to prior comment 70. If you elect to rely upon instruction 2 to item 601 of Regulation S-K you must provide the schedule required by that Instruction for each exhibit filed under that instruction. Please revise

Response:  Complied with. We have filed schedules that includes each note holder’s name, the principal amount of each note, the issue date of each note, and the maturity date of each note.

26.	Please tell why you have not filed the guarantees by your chief executive officer as requested in the second bullet of prior comment 71

Response:  The guarantee has been filed as Exhibit 4.6. We apologize for the oversight

27.	Please clarify what exhibits represent:

●	The instruments governing the advances from former shareholder disclosed in notes 6 and 10 to your audited financial statements on pages F-11 and F-14;

 Response:  Instrument for Note 6 is exhibit 4.3. Instrument regarding Note 10 is Exhibit 4.5

●	The refinanced loan disclosed in Note 10 on page F-14;

Response: Loan is filed as Exhibit 4.2

●	The bridge loans disclosed in the last paragraph on page 20.

Response: Loan is filed as Exhibit 4.1

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
Exchange Commission
January 13, 2011

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

Enclosures
cc:  Internal Fixation Systems, Inc.